Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, Bermuda HMO8
June 9, 2009
Via EDGAR
Ms. Jill S. Davis
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Nabors Industries Ltd. Form 10-K for the Fiscal Year Ended December 31, 2008 filed March 2, 2009 and Form 10-K/A for the Fiscal Year Ended December 31, 2008 filed March 31, 2009
Dear Ms. Davis:
     We note the receipt by Nabors Industries Ltd. (the “Company”), a Bermuda exempted company, of the comment letter of the Commission with respect to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2008 filed March 2, 2009 (the “Form 10-K”) and Form 10-K/A for the Fiscal Year Ended December 31, 2008 filed March 31, 2009 (the “Form 10-K/A”).
     To assist in the Staff’s review of the Company’s responses, we precede each response with the text (in bold type) of the comment as stated in your letter. The Company believes that it has replied to your comments in full. As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.
Form 10-K for Fiscal Year Ended December 31, 2008
Cover page
1.	We note that your document filed on March 2, 2009 presents a Commission file number of 0-49887. Please note that your file number is 1-32657. In future filings please ensure you reflect the appropriate file number.
The Company notes the Staff’s comment and undertakes to provide the appropriate file number in future filings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Segment Results of Operations
Goodwill and intangible asset impairment, page 28
2.	We note your disclosure that indicates you have recognized an impairment charge relating to your “Canada Well-servicing and Drilling” operating segment due to the duration of the economic downturn in Canada and lack of certainty regarding eventual recovery. Please expand your disclosure to more fully describe the reasons for this impairment charge including the significant factors considered. Additionally, include in your discussion indicative information regarding the possibility of further impairment including a sensitivity analysis of the critical factors that would likely impact the value of these operations. Please refer to Instruction 2 of Item 303(a) of Regulation S-K.

On page 37 in the discussion of our Critical Accounting Estimates included in Management’s Discussion and Analysis of Financial Condition and Results of Operations; the Company disclosed the following additional information about the reasons for, the methodology used and the significant factors considered related to the goodwill impairment charge:
We perform our impairment tests of goodwill and intangible assets for ten reporting units within our operating segments... The impairment test involves comparing the estimated fair value of goodwill and intangible assets at each reporting unit to its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, a second step is required to measure the goodwill impairment loss. This second step compares the implied fair value of the reporting unit’s goodwill to the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

The fair values calculated in these impairment tests are determined using discounted cash flow models involving assumptions based on our utilization of rigs, revenues, earnings from affiliates as well as direct costs, general and administrative costs, depreciation, applicable income taxes, capital expenditures and working capital requirements. Our discounted cash flow projections for each reporting unit were based on financial forecasts. The future cash flows were discounted to present value using discount rates that are determined to be appropriate for each reporting unit. Terminal values for each reporting unit were calculated using a Gordon Growth methodology with a long-term growth rate of 3%.
...

Our year end impairment test of our goodwill and intangible assets required that for two of our ten reporting units that we perform the second step to measure the goodwill impairment loss. The results indicated a permanent impairment to our Canada Well-servicing and Drilling operating segment and Nabors Blue Sky Ltd., one of our Canadian subsidiaries reported in our Other Operating Segments. As such, we recorded $145.4 million and $4.6 million non-cash impairment charges to reduce the carrying value of these assets to their estimated fair value. Our Canada Well-servicing and Drilling operating segment included assets primarily related to acquisitions of Enserco Energy Services Company, Inc. in 2002 and Command Drilling Corporation in 2001. The non-cash impairment charges were determined necessary due to the duration of the economic downturn in Canada and the lack of certainty regarding eventual recovery in valuing this operation. The main factor that impacted our analysis of Nabors Blue Sky Ltd. is that the current downturn in the drilling market and reduced capital spending on the part of our customers has diminished demand for immediate access to remote drilling site by helicopter use. Additionally, we recorded $4.6 million non-cash impairment to certain intangible assets relating to rights and licenses for a helicopter. As part of our review of our goodwill assumptions, we compared the sum of the our reporting units’ estimated fair value which included the fair value of non-operating assets and liabilities less debt to our market capitalization to assess the reasonableness of our estimated fair value. A prolonged period of lower oil and natural gas prices and its potential impact on our financial results could result in future goodwill impairment charges. For the years ended December 31, 2007 and 2006, our annual impairment test indicated the fair value of our reporting unit’s goodwill and intangible assets exceeded carrying amounts.
In future filings the Company intends to expand the particular disclosure noted in this comment under Goodwill and intangible asset impairment, to disclosure similar to the following1:
“Our goodwill impairment for the year ended December 31, 2008 is comprised of $145.4 million and $4.6 million, respectively, relating to our Canada Well-servicing and Drilling operating segment and Nabors Blue Sky Ltd., one of our Canadian subsidiaries reported in our Other Operating Segments. The impairment charge was a result of our impairment test on goodwill which compared the estimated fair value of each of our reporting units to their carrying value. The estimated fair value of our Canada Well-servicing and Drilling operating segment and Nabors Blue Sky Ltd. were determined using discounted cash flow models involving assumptions based on our utilization of rigs, revenues, earnings from affiliates as well as direct costs, general and administrative costs, depreciation, applicable income taxes, capital expenditures and working capital requirements. The non-cash impairment charges were determined necessary due to the duration of the downturn in the oil and gas industry in Canada and the lack of certainty regarding eventual recovery in valuing these operations. This downturn has resulted in reduced capital spending on the part of our customers and has diminished demand for our drilling services and immediate access to remote drilling sites by helicopter use. Further deterioration of these factors could expose the remaining $13.3 million of goodwill recorded in Nabors Blue Sky Ltd. to an additional impairment charge. The goodwill recorded in our Canada Well-servicing and Drilling operating segment, however, was fully impaired in 2008 and, as such, is not subject to further impairment. A significantly prolonged period of lower oil and natural gas prices could continue to adversely affect the demand for and prices of our services, which could result in future goodwill impairment charges for other reporting units because of the potential impact on our estimate of our future operating results. See Critical Accounting Policies below and Note 2 (included under the caption “Goodwill”) in Part II, Item 8. — Financial Statements and Supplementary Data.”

[1]	Italicized text represents expanded disclosure.

3.	Please remove your column identified as “Other” in your tabular presentation of contractual obligations, as this presentation is not contemplated. Please refer to Item 303 (a)(5) of Regulation S-K for guidance.
The Company notes the Staff’s comments and undertakes to remove the “Other” column in its tabular presentation of contractual obligations in its future applicable filings. In future filings the Company intends to include a footnote to the table with disclosure similar to the following:
“The table above excludes liabilities for unrecognized tax benefits of $70.4 million as of December 31, 2008, because we cannot reasonably and reliably estimate the timing of cash settlement with the taxing authorities of those amounts.”
Critical Accounting Estimates
Oil and Gas Properties, page 38
4.	We note your disclosures that indicate you have sustained impairment of your Ramshorn business unit properties accounted for using the successful efforts method and a ceiling test write-down using year-end prices in your full-cost method oil and gas joint ventures accounted for under the equity method. We further note that prices for natural gas have continued to decline subsequent to year end. Please expand this disclosure to present a sensitivity analysis or other indicative information that might be helpful to investors in understanding your exposure to commodity price variations and their impact to your impairment analysis and ceiling test. Please also expand your footnote disclosure to address the requirements of paragraphs 13-14 of SOP 94-6.
The Company disclosed on page 10 of its Annual Report on Form 10-K under Item 1A-Risk Factors, “Any sustained further decline in oil and natural gas prices, or other factors, without mitigating circumstances, could cause future write-downs of capitalized costs and non-cash impairments that could adversely affect our results of operations.” This disclosure followed a description of the methodology employed in conducting the impairment analysis and ceiling test with respect to the Company’s oil and gas properties. The methodology, including a disclosure of commodity prices used in conducting the analysis, was also described on pages 25-26 in the Company’s segment reporting with respect to its Oil and Gas segment. The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 contained a similar disclosure, including commodity prices used in the analysis at the end of the first quarter of 2009.
The Company notes the Staff’s comments and undertakes in its future filings to include additional disclosure regarding the Company’s exposure to commodity price variations, particularly as they relate to the Company’s impairment analysis and ceiling test.

Financial Statements
Note 2 — Summary of Significant Accounting Policies
Investments
Long-term investments and other receivables, page 53
5.	Please clarify your method of accounting for your long-term investments. We note your disclosure on page 53 that indicates you use the equity method to account for such investments. We note elsewhere on page 66 that you carry certain long-term investments at fair value. Please review your investment policy disclosures and provide a more robust comprehensive discussion of accounting policies for all investments you hold.
The Company undertakes to clarify the disclosure provided in Note 9 — Financial Instruments and Risk Concentration relating to the fair value of financial instruments in future filings. In future filings, the Company will replace the statement that certain of our long-term investments are carried at fair value with disclosure similar to the following:
“The carrying value of our long-term investments that are accounted for using the equity method of accounting approximate fair value. See Note 2. The fair value of these long-term investments...”
Property, Plant and Equipment, page 53
6.	We note you apply a “units-of-production” method to depreciate your drilling and workover rigs. Please clarify in your disclosure what the “unit” is in your method of depreciation. It is unclear if the unit is a contracted operating day or some other unit of measure. Please also explain the period of inactivity or event that is required for you to begin using the straight-line method of depreciating these assets.
The Company notes the Staff’s comments and undertakes to include clarifying language in its future applicable filings. Specifically, the Company intends to revise this disclosure as follows:
“We provide for the depreciation of our drilling and workover rigs using the units-of-production method. For each day a rig is operating, we depreciate it over an approximate 4,900-day period, with the exception of our jack-up rigs which are depreciated over an 8,030-day period, after provision for salvage value. For each day that a rig asset is not operating, it is depreciated over an assumed depreciable life of 20 years, with the exception of our jack-up rigs, where a 30-year depreciable life is used, after provision for salvage value.”
Oil and Gas Properties, page 54
7.	We note your policy disclosure indicates that your depletion provision of capitalized costs is determined using proved developed reserves. Please clarify the reserve base you use to amortize lease acquisition costs. Please refer to paragraphs 30 and 35 of SFAS 19 for guidance.
The Company informs the Staff that its lease acquisition costs are amortized using the unit-of-production method, over total proved reserves. The Company undertakes to include clarifying language to this effect in its future applicable filings.
Note 3 — Financial Instruments, page 59
8.	We note on page 66 you disclose that certain of your long-term investments are carried at fair value. Please modify your presentation provided on page 60 to include all assets and liabilities that are measured at fair value and provide disclosure of the level within the fair value hierarchy in which the fair value measurements fall. Please refer to paragraphs 32 and 33 of SFAS 157.

The Company has included in Note 3 — Financial Instruments all assets and liabilities that are accounted for at fair value. The revised language included in response to comment no. 5 above clarifies that the Company’s long-term investments are not accounted for at fair value and, therefore, are not within the scope of SFAS 157.
Note 6 — Cash and Cash Equivalents and Investments, page 62
9.	We note you hold investments in various securitized instruments and corporate debt securities. Please tell us and disclose the literature you use to evaluate your investments for other-than-temporary impairment. We note for instance that you hold corporate debt securities that carry a Moody’s rating of “Baa3”. Please tell us if you have considered the guidance found in paragraph 5(e) of EITF 99-20 in evaluating these securities.
The Company considered the guidance provided in FASB Staff Position FSP No. EITF 99-20-1, an amendment to EITF 99-20, which was effective for the Company’s financial statements for the year ended December 31, 2008 and emphasizes that assessments for other-than-temporary impairments and related disclosure follow the requirements in FASB Statement No. 115. The Company considered the guidance in paragraph 16 of FASB Statement No. 115 which specifies that ”for individual securities classified as either available-for-sale or held-to-maturity, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss).” In addition, the Company applied the provisions in FASB Staff Position FSP FAS 115-1 and FAS 124-1 and SAB Topic 5M in its determination that there were no other-than-temporary impairments. The Company considered numerous factors in its evaluation, primarily: i) the Company’s intent and ability to retain the investment of the issuer for a period of time sufficient to allow for recovery in the market value; ii) the length of time and the extent to which the market value had negatively impacted the Company’s cost since acquisition; and iii) the Company’s belief that the adverse changes in the economic environment had not and was not expected to impede the ability of the investees’ management to fulfill their contractual payment obligations. Based on the foregoing, the Company concluded that there were no other-than-temporary impairments to its investments during the quarter ended December 31, 2008.
Note 11 — Income Taxes, page 70
10.	We note your disclosure in your rate reconciliation that indicates you generated a higher proportion of your taxable income in the United States during 2008. We further note in your geographic segment disclosures that your revenues generated in the U.S. as a percentage of total revenues, decreased in 2008 compared to 2007. Please clarify why your U.S. source income was greater in 2008 compared to 2007.
The Company informs the Staff that the Company’s revenues generated in the U.S. decreased as a percentage of total revenues in 2008 compared to 2007. Expenses incurred in the U.S. also decreased as a percentage of total expenses incurred in 2008 compared to 2007, but by a greater percentage than the decrease in revenues. Accordingly, taxable income generated in the U.S. increased as a percentage of total taxable income in 2008 compared to 2007.
11.	Please clarify in your disclosure the nature of the tax reserves that were released in 2007. It appears the reversal of these reserves is having a significant impact on the comparability of your effective tax rate. Please refer to paragraph 47 of SFAS 109.
The Company undertakes to clarify in its future filings that the tax reserves released in 2007 related to the closure of the IRS audits for tax years 2002 and 2003. The factors that impacted comparability between years are disclosed in decreasing order of impact in Note 11 — Income Taxes immediately following the reconciliation table. The most significant factor impacting comparability between years 2007 and 2008 is the Company’s goodwill impairments which have no associated tax benefit.

Note 15 — Commitments and Contingencies
Income Tax Contingencies, page 78
12.	We note your disclosure that indicates the “SAT” has denied depreciation expense deductions relating to drilling rigs operating in Mexico in tax year 2003 as well as certain labor services costs. We further note your disclosure indicates it is likely that the SAT will propose the disallowance of these deductions in tax years 2004- 2008. Please modify your disclosure to quantify the amount of deductions that are likely to be questioned for each year. Please also provide disclosure of the potential tax consequences of these disputed deductions.
The Company notes the Staff’s comments and undertakes to quantify the amount of deductions likely to be questioned and the potential tax consequences of these disputed deductions in its future applicable filings.
Litigation, page 79
13.	We note that you have received a judgment against the company by an Algerian court that your believe is “excessive”. Please modify your disclosure to quantify the amount of the judgment.
The Company notes the Staff’s comments and undertakes to modify its disclosures in future filings to quantify the amount of the judgment.
Note 20 — Segment Information
Footnote 10 — page 87
14.	Please explain the “Other reconciling items” adjustment to your “Total segment adjusted income derived from operating activities”. Your footnote describes the adjustment in part, as being related to “assets and capital expenditures”. Please explain how these items are a component of your adjusted operating results.
Footnote 10 to “Other Reconciling Items” is intended to explain the adjustments to the “Total segment adjusted income derived from operating activities,” “Total assets” and “Capital expenditures and acquisitions of businesses” tables. Only the elimination of inter-segment transactions and unallocated corporate expenses pertain to the “Total segment adjusted income derived from operating activities” table, while assets and capital expenditures do not apply to that table. The assets and capital expenditures items mentioned in footnote 10 apply to amounts presented as “Other Reconciling Items” in the “Total assets” and “Capital expenditures and acquisitions of businesses” tables, respectively.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
NFR Energy, LLC
Financial Statements
Consolidated Balance Sheets, page 10
15.	Please explain why you have labeled your balance sheet amounts, “For the Period from July 27, 2006 (Inception) through December 31, 2007”. Please clarify if these amounts are as of December 31, 2007 or some other date.
The Company informs the Staff that the balance sheets presented for NFR Energy, LLC reflect amounts as of December 31, 2008 and 2007, respectively. The Company undertakes to clearly label the date of balance sheet amounts in its future filings.
* * *

     The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter at the Staff’s earliest convenience. You should contact the undersigned at (281) 775-8166 of the Company or Arnold B. Peinado, III at (212) 530-5546 or Peter C. Bockos at (212) 530-5337 of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely yours,
/s/ Laura W. Doerre
Laura W. Doerre
Vice President and General Counsel Nabors Corporate Services, Inc.

cc:	Securities and Exchange Commission: Kevin Stertzel Nabors Industries Ltd. Eugene M. Isenberg R. Clark Wood Milbank, Tweed, Hadley & McCloy LLP: Arnold B. Peinado, III Peter C. Bockos